[IBT BANCORP, INC. LETTERHEAD]


BY FACSIMILE AND EDGAR
----------------------

June 13, 2005

Mr. Don Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0408
Washington D.C. 20549

Dear Mr. Walker,

         I am writing on behalf of IBT Bancorp, Inc. (the "Registrant") in response to the staff's letter of comment dated June 3, 2005. Our responses are numbered so as to correspond with the numbering in the comment letter.

Form 10-K
---------

Nonperforming and Problem Assets - page 8
-----------------------------------------

1. The increase of $2.9 million in mortgage loans past due 90 days or more consisted of a commercial real estate loan in the amount of $2.6 million secured by a country club and a $355,000 commercial real estate loan secured by a retail store.

Analysis of the Allowance for Loan Losses - page 10
---------------------------------------------------

2. The gross amounts of charge-offs and recoveries by loan type for 2004 and 2003 are as follows:

         2004               Charge-offs             Recoveries           Net
         ----               -----------             ----------           ---
         Commercial        $      7,484              $  45,179      $    37,695
         Mortgage             1,203,959                      0       (1,203,959)
         Installment            127,306                  2,382         (124,924)


         2003
         ----
         Commercial        $    148,497              $  35,584      $  (112,913)
         Mortgage                10,954                      0          (10,954)
         Installment             83,510                 18,890          (64,620)

         In future filings, the Registrant will present the gross amounts of charge-offs and recoveries for each loan category in the Analysis of the Allowance for Loan Losses.

Exhibit 13
----------

2004 Annual Report
------------------

Results of Operations
---------------------

Provision for Loan Losses - page 5
----------------------------------

3. The $1.2 million increase in mortgage charge-offs for 2004 was due primarily to a $777,916 charge-off of a commercial real estate loan that was secured by a motel as well as a $409,651 charge-off of a commercial real estate loan secured by a multi-family housing unit. In determining the amount of the charge-offs in these instances, the Registrant considered the appraised value of the properties relative to the loan balance and charged off the amount by which the loan balance exceeded 90% of the appraised value.

4. With the exception of the two commercial real estate loans referenced in response to Comment #3, the overall quality of the loan portfolio has not changed significantly. We are beginning to originate more asset-based loans and this will impact the portfolio in the future. In addition, the dollar amount of the charge-offs served to reduce the loan loss reserve. Our methodology concerning the adequacy of the reserve is to analyze the portfolio using a five-year rolling average charge off/recovery rate, adjusted for non-qualitative items. We believe this method complies with GAAP, and our auditors concur. The December 31, 2004 general ledger balance was within 10% of the calculated adequate balance, which is within our prescribed policy.

5. The Registrant's primary federal regulator is the FDIC. The Registrant is not party to any formal agreement requiring it to make changes in its reserve for loan losses. In their most recent examination, the FDIC indicated that although it agreed with our methodology of calculating the necessary balance needed in the loan loss reserve, it believed that the balance of the reserve was marginally adequate. The FDIC strongly encouraged us to increase the reserve to a level consistent with our peers, which is between 1% and 1.25%. We indicated to the FDIC that we would endeavor to increase the balance in the loss reserve so as to achieve a ratio of loss reserve to loans of closer to 1%.

Form 10-Q
---------

Provision for Loan Losses - page 8
----------------------------------

6. The effect of the large loan losses on the loan loss reserve was not deferred until the first quarter of 2005. As previously stated, the balance in the loss reserve at December 31, 2004 was deemed adequate according to the methodology used to calculate the adequacy of the reserve. The increased provision for loan losses during the first quarter of 2005 was prompted by an FDIC examination that concluded during the first quarter. As previously stated, although the regulators indicated that they agreed with the methodology we use to calculate the adequacy of our loan loss reserve they were unhappy that the general ledger balance as of December 31, 2004 did not result in a ratio of loan loss reserve to total loans approaching 1%.

7. In response to the comment please note that the statement in the Form 10-Q is incorrect in that it states that several large loan charge-offs occurred during the fourth quarter. In fact, only one large loan charge-off occurred during the fourth quarter and is detailed below. The Form 10-Q will be amended accordingly once we have the staff's assurance that no further amendments will be required.
         The details of the large charge-off that occurred during the fourth quarter is as follows: The borrower is a real estate investor who, we believe, became over extended. The original principal balance of the loan was $488,000. The loan was originated on July 31, 2002 at a fixed rate of 7%. Because of his poor business acumen and absentee landlord status, the borrower allowed the property to become run-down. As a result tenants began leaving, resulting in a decline in cash flow, which resulted in an inability to make timely mortgage payments and which caused utilities to be shut off. Because of the condition of the property an appraisal indicated a market value of $100,000, $90,000 was recorded as Real Estate Owned and $409,651, which included the remaining principal and other costs associated with this loan, was charged off in December 2004.


We acknowledge that:

|_| the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
|_| staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
|_| the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are pleased to be able to provide the information you requested. If you require anything further regarding this matter, please do not hesitate to call.

Sincerely,

/s/Charles G. Urtin

Charles G. Urtin
President and CEO